FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 15 March 2007

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):









                          International Power plc
                                ("the Company")

          Performance Share Plan: Vesting for 2004 Conditional Awards


This is notification that on 14 March 2007 the Company was advised of the following share transactions in ordinary shares of 50 pence each in the Company on behalf of persons discharging managerial responsibility named below.

Performance Share Plan

This notification is to advise that on 14 March 2007 the following shares were vested to persons discharging managerial responsibility pursuant to the terms of the Performance Share Plan due to the fulfilment of all the performance conditions in respect of the awards made in March 2004:

Name                                     Shares Vested              Shares sold

Peter Barlow                                    74,881                        0
Penny Chalmers                                  52,618                   52,618
Gareth Griffiths                                56,667                   56,667
Vince Harris                                    64,762                   64,762
Ed Metcalfe                                     39,606                   16,239
Sean Neely                                      50,596                   50,596
Ken Oakley                                      51,529                   46,529
Stephen Ramsay                                  58,691                   53,691
Ranald Spiers                                   60,715                   24,894

The shares sold were at a price of 380.5341 pence per share.

The above named people are required to hold shares in the Company which have a value of at least 50% of their annual basic salary.



Stephen Ramsay
Company Secretary
15 March 2007



                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary